Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8099 Fax 215.564.8120 www.stradley.com

December 23, 2014

Via EDGAR Transmission

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust
File Nos. 333-146827/811-22135

Dear Ms. Vroman-Lee:

On behalf of Academy Funds Trust (the “Registrant”), the following is the Registrant’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 17 filed on Form N-1A (“PEA No. 17”) on December 19, 2014 in connection with the registration of shares of a new series, the Innovator IBD® 50 Fund (the “Fund”).  The Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  The Fund’s fundamental investment limitation regarding concentration currently states that it shall not “[i]nvest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund may invest 25% or more of its net assets in securities of issuers in the same industry to approximately the same extent that the IBD 50® Index concentrates in the securities of a particular industry or group of industries.  Accordingly, if the IBD 50® Index stops concentrating in the securities of a particular industry or group of industries, the Fund will also discontinue concentrating in such securities."  The language explaining the exception to the general prohibition against concentration should state that the Fund “will invest,” not that it “may invest,” 25% or more of its net assets in securities of issuers in the same industry or group of industries to the same extent that the IBD 50® Index constituents so concentrate.

Response:  The requested change will be made.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 17; (ii) Staff comments on PEA No. 17, or changes to PEA No. 17 in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to PEA No. 17; and (iii) the

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A Pennsylvania Limited Liability Partnership

Ashley Vroman-Lee
December 23, 2014

Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 17.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	David Jacovini
Michael Gries
Innovator Management LLC